

November 25, 2008

Via Facsimile and U.S. Mail
Julie M. Allen, Esq.
Proskauer Rose LLP
1585 Broadway
New York, NY 10036-8299

> Re: **Wendy's/Arby's Group, Inc.**
> **Amendment No. 1 to Schedule 14D-9 filed November 20, 2008**
> **File No. 05-30388**

Dear Ms. Allen:

We have limited our review of your amended filing to those issues we have addressed on our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used here have the same meaning as in the proxy statement referenced above, unless otherwise indicated.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4. The Solicitation or Recommendation, page 2

1.   We note your response to prior comment 1. Your response cites to the factors in the disclosure that were considered by the Board of Directors. Please revise to explicitly disclose which of the factors constitute the reasons for the Board's decision to remain neutral. Please refer to Exchange Act Rule 14e-2(a) and Item 1012(b) of Regulation M-A.

Closing Information

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Please direct any questions to me at (202) 551-3737 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3440. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                  Sincerely,

                  Mellissa Duru
                  Attorney-Advisor
                  Office of Mergers & Acquisitions